# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AiRWA INC., CIK 0001674440
CUSIP: 831445408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 74 E. Glenwood Ave., #320, Smyrna, Delaware (DE), 19977
Date of event which requires filing of this statement: 11/21/2024
Filed by CIK 0002047853
Persons authorized to receive notices and communications: Hongyu Zhou, Room 3212, Tower 1, The Gateway, Harbour City 25 Canton Road Tsim Sha Tsu, Kowloon, Hong Kong (K3), 00000, 1 (646) 453-0678

## Reporting persons
- Hongyu Zhou (CIK 0002047853): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: subject company funds (SC); sole voting power 162,552; shared voting power 0; sole dispositive power 162,552; shared dispositive power 0; aggregate amount beneficially owned 162,552 (55.8% of the class)
  Comment: The numbers in Rows 7 and 9 represent the number of shares of common stock, par value $0.001 per share (the "Common Stock"), of AiRWA INC. (the "Issuer"), held by the reporting person after giving effect to the 1-for-50 reverse stock split effected on October 27, 2025, which represents 8,127,572 shares of Common Stock as of November 21, 2024.
  
  The percentage in Row 13 is based on the total number of shares outstanding as of November 21, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: AiRWA INC.
Address of issuer's principal executive offices: 74 E. Glenwood Ave., #320, Smyrna, Delaware (DE), 19977

## Item 2. Identity and Background
Name of person filing: Hongyu Zhou
Residence or business address: Room 3212, Tower 1, The Gateway, Harbour City, 25 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
Present principal occupation or employment: Chairman of AiRWA Inc.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 21, 2024, the Issuer issued 8,127,572 shares of Common Stock (162,552 shares after giving effect to the 1-for-50 reverse stock split effected on October 27, 2025) to Hongyu Zhou in exchange for 5,000 ordinary shares of Yuanyu Enterprise Management Co., Limited ("YYEM") to complete the acquisition of a 70% ownership stake in YYEM.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the securities of the Issuer in connection with the merger of YYEM into the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person owns 162,552 shares of Common Stock after giving effect to the 1-for-50 reverse stock split effected on October 27, 2025, which represents 8,127,572 shares of Common Stock as of November 21, 2024, representing approximately 55.8% of the outstanding class, based on the total number of shares outstanding as of November 21, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote - 162,552 votes.

Shared power to vote or direct the vote - 0 votes.

Sole power to dispose or direct the disposition - 162,552 votes.

Shared power to dispose of direct the disposition - 0 votes.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Hongyu Zhou: /s/ Hongyu Zhou, Hongyu Zhou (11/17/2025)